WESTWOOD GLOBAL INVESTMENTS

CODE OF ETHICS/ INSIDER TRADING POLICY STATEMENT

ACKNOWLEDGMENT OF RECEIPT –MARCH 31, 2024

I hereby acknowledge receipt of (i) the Code of Ethics of Westwood Global Investments LLC (the “Company”) and (ii) the Insider Trading Policy Statement of the Company. I represent that I have read and understand both the Code of Ethics and the Insider Trading Policy Statement and will keep both documents for further reference. I understand, acknowledge and agree that both the Code of Ethics and the Insider Trading Policy Statement apply to me and, among other matters, to all transactions and holdings in investments in which I have beneficial ownership, as well as all transactions and holdings in investments in which members of my family/household have beneficial ownership. I hereby agree that I will comply with both the spirit and the specific requirements of the Code of Ethics and the Insider Trading Policy Statement, including all reporting obligations under the Code of Ethics.

I hereby authorize the Company to receive duplicate copies of all transaction confirmation statements and all account statements with respect to any securities account I maintain with any broker, dealer, investment manager or bank. I further acknowledge that any communications concerning pre-clearances of Reportable Securities transactions required pursuant to the Code of Ethics may be recorded by the Company.

Signed:

Date:

CODE OF ETHICS

This Code of Ethics (the “COE”) shall apply to all principals and employees of Westwood Global Investments, LLC (the “Company”) and any other person who provides advice on behalf of the Company. All such personnel will annually receive a copy and provide the Company (through the Chief Compliance Officer) with a written acknowledgement of their receipt and understanding of this Code of Ethics.

Standards of Conduct

The operating principles of Westwood Global Investments, LLC require both personal and professional integrity. Each employee is expected to conduct all business honestly and professionally, in accordance with the Company’s policies and procedures, applicable law and the highest ethical standards.

It is required of each employee, not only to conform to this standard, but also to come forward when observing violations or irregularities that could jeopardize the integrity of the Company.

Whistleblower Policy

It is required of all employees to observe the highest ethical standards when exercising their respective job responsibilities on behalf of the Company and its clients. Illegal, fraudulent, or otherwise unethical conduct will not be tolerated from anyone associated with the Company.

Any known or suspected instances of illegal, fraudulent, or otherwise unethical conduct must be reported to the Chief Compliance Officer (“CCO”). If the alleged misconduct pertains to the CCO, or the CCO is otherwise unavailable, the report should be made to a Partner and/or the COO. The CCO and/or the COO and Partner(s) will utilize all means necessary to investigate and, if required, remedy the alleged misconduct.

Any person(s) who is the subject of the alleged misconduct is prohibited from employing any retaliatory means against the person who made the report of the alleged misconduct.

The Employee understands that nothing contained in this COE limits the Employee’s ability to communicate with the Equal Employment Opportunity Commission, the National Labor Relations Board, the Occupational Safety and Health Administration, the Securities and Exchange Commission or any other federal, state or local governmental agency or commission (“Government Agencies”), or otherwise participate in any investigation or proceeding that may be conducted by any Government Agency, including providing documents or other information, including the Company’s confidential business information, to any Government Agency, without notice to the Company

General Principles

The actions of all employees of the Company shall, at all times, be governed by the following general principles:

1.	As fiduciaries for our clients, all employees have responsibility to act at all times in the best interest of our clients;

2.	All employees must place the interest of our clients ahead of personal interests or gain for the Company;

3.	All employees of the Company must act in a manner that avoids any conflict of interest, either real or perceived;

4.	All information pertaining to any client must be held strictly confidential;

5.	All employees must comply with all applicable laws and governmental regulations, particularly federal securities laws and related regulations.

6.

All employees acknowledge and agree that the Company continually develops certain Confidential Information related to its business and that the employee may learn of Confidential Information during the course of employment. For purposes of this Agreement, “Confidential Information” means all information and ideas, in any form, relating in any manner to the business of the Company, its products, or its clients, or to any of the Company’s principals or employees, that is not generally known by others with whom they compete or do business, or with whom they plan to compete or do business and any and all information, which, if disclosed by the Company, would assist in competition against them.

7.

All employees agree that they will not at any time, whether during or after the termination of their employment from the Company, reveal to any third party any Confidential Information so far as it may come to his or her knowledge, except as may be required in the ordinary course of performing his or her duties as an employee of the Company, as required by any governmental agency or as detailed in the above Whistleblower Policy and he or she shall keep secret all matters of such nature entrusted to him or her and shall not use or attempt to use any such information in any manner which may injure or cause loss to the Company or its customers.

8.

All employees acknowledge and agree that all documents, records, tapes, electronic data, and other media of every kind and description and in whatever format relating to the business, present or otherwise, of the Company (including without limitation, personal computer files, contacts, programs, disks, drives, e-mail and voice-mail prepared or maintained by employees and kept on the Company’s systems or in the Company’s offices or in off-site storage) and any copies, in whole or in part, thereof (the “Documents”), whether or not prepared by the employee, shall be the sole and exclusive property of the Company. Each employee further agrees that he or she shall not, after the termination of his or her employment from the Company, use or permit to be used any such documents, it being agreed that any and all of the foregoing shall be and remain the sole and exclusive property of the Company and that immediately upon termination of his or her employment he or she shall deliver all of the foregoing, and all copies thereof in any medium, to the Company.

The Chief Compliance Officer

The Chief Compliance Officer (the “CCO”) shall be so designated by the Principals of the Company. The CCO is responsible for the publication, dissemination, and training regarding this Code of Ethics. The CCO will seek to ensure compliance with this policy.

The Company expects all personnel to comply with the spirit of the Code, as well as the specific rules in the Code. The Company treats violations of this Code very seriously. Employees must report any violations of the Code promptly to the Chief Compliance Officer. Any matter will be reviewed and, where appropriate, investigated by the CCO and other designated managers.

The CCO will ensure all holdings and transactions reports are received as required under the Rule 204A-1. The CCO’s holdings and transaction reports are reviewed by either the CEO or COO.

Gifts

The Company prohibits all Access Persons from making or accepting gifts with an aggregate value in excess of $250.00 per year to any or from any person associated with a publicly traded issuer, securities or financial organization, or the news media.

No Access Person may accept or receive on their own behalf or on behalf of the Company any gift or other accommodations from a vendor, broker, securities salesman, client or prospective client (a “business contact”) that might create a conflict of interest or interfere with the impartial discharge of such personnel’s responsibilities to the Company or its clients, or place the recipient or the Company in a difficult or embarrassing position. This prohibition applies equally to gifts or other accommodations to members of the Family/Household of Company personnel.

No Access Person may give or accept cash gifts or cash equivalents to or from a client, prospective client, or any entity that does business with or on behalf of the Company. All exception requests must be submitted to the Chief Compliance Officer.

Access persons may accept business dinners or other business outings, including outings to sporting events or the theater as long as they are reported on the quarterly entertainment attestation. These outings will not be categorized as gifts (with a $250.00 limit) as long as: 1) the business component is significant (significance being an opportunity to interact with the invitee or host or a representative of the host and firm or some third party with which the Company does or seeks to do business); 2) the social component conforms with the standards for avoiding actual or apparent conflict of interest; or 3) participation in the event is not preconditioned on any business done with the host’s firm; 4) the giver is present; 5) the event is not extravagant, e.g. Super Bowl tickets.

Access persons may provide reasonable entertainment provided that both the access person and the recipient are present and there is a business purpose for the entertainment, and must be reported on the quarterly entertainment attestation. It is anticipated that access persons will not entertain the same person more than four times per year and spend an appropriate amount per the location and situation. Access persons may not provide entertainment unless 1) there is a specific business purpose for such event; 2) both the access person and the recipient are present; and 3) the social component conforms with the standards for avoiding actual or apparent conflict of interest; 4) participation in the event is not preconditioned on any business done with the Company.

Entertainment hosted or received by an Access Person, with a cost greater than $500.00 per event, should be pre-cleared by a WGI Partner.

Attendance at a bona fide seminar paid for in whole or in part by the seminar sponsor is not treated as a gift where the location is appropriate to the purpose of the meeting and attendance is not preconditioned on any business to be done with the firm of the giver.

Regulatory limits may further restrict the gifts and entertainment described in this policy to those clients’ subject to ERISA. WGI will ensure to check with the client in these situations.

Access Persons should review the FCPA Policy in this Compliance Manual for gifts or entertainment involving foreign officials along with this Gifts policy.

Should there be any question about attendance at an event or other situation that might be considered a “gift” and in violation of this Policy; the Access Person should immediately contact the CCO for guidance.

Board of Directors

Pre-approval of the CCO or the Principals is required for any Access Person to serve as a director on the board of a for-profit company or a not-for-profit organization. If an Access Person serves on a publicly traded company board, that security would need to be pre-cleared per the personal trading policy.

Outside Business Activities

The CCO is responsible for monitoring outside business activities of all employees and any members of their household. Each employee will be required to attest annually to any outside business activities.

Political Contributions

The Company prohibits political contributions to an official or campaign committee for the states, cities, municipalities where we have been appointed investment manager. An official is defined as “an incumbent, candidate or successful candidate for elective office of a government entity if the office is directly or indirectly responsible for, or can influence the outcome of, the hiring of an investment adviser or has authority to appoint any person who is directly or indirectly responsible for, or can influence the outcome of, the hiring of an investment adviser.”

The Company prohibits political contributions unless pre-approved by the CCO to a state or local elected official, or candidate, whose public office would offer him/her the ability to directly or indirectly influence the selection of the Company as an Investment Adviser. The prohibition also applies to federal campaigns if the candidate for federal office currently is an official of a state or local government. The Company’s prohibition applies to all affiliates of the Company, if any, and all employees, including their lawyers, their spouses, or their affiliated companies making contributions on their behalf.

During the interview process an employee onboarding inquiry is made to record any political contributions made with in the past two years. The employee attests to their political activity on the new employee checklist and compliance verifies for accuracy.

Without prior approval by the CCO, employees, spouses or employees’ lawyers are also not allowed to ask another person or political action committee (PAC) to:

1.	Make a contribution to an elected official (or candidate for the official’s position) who can influence the selection of the adviser.
2.	Make a payment to a political party of the state or locality where the adviser is seeking to provide advisory services to the government.

Personal Transactions

The intent of the Personal Transaction policy of the Company is to guard against situations that could create an actual or potential conflict of interest.

Initial Holdings Report. All Access Persons must submit an “Initial Holdings Report” within 10 days of employment, with the CCO via MCO’s web-based compliance solutions site. A paper version of the Initial Holdings report is available on the Z drive should MCO’s website be unavailable. This report must list all Reportable Securities in which you currently (or members of your Family/Household) have Beneficial Ownership. In addition, a current report of all accounts held at a broker, bank, investment advisor, or other financial management firms, must be filed with the CCO by Access Persons and Family/ Household members, whether or not these accounts hold Reportable or non-Reportable securities. The information must be current, within 45 days of its receipt by the CCO.

Brokerage. All Access Persons will be required to only hold or open their personal trading accounts at companies that are supported by My Compliance Office (“MCO”) with an electronic data feed. Exceptions include, but are not limited to, retirement accounts for Family/Household members from their place of employment. Other exceptions may be made on a case by case basis as the discretion of the Principals.

Exception. An Access Person or Family/Household member need not report securities holdings or transactions over which the employee (or Family/ Household member) has no direct or indirect influence, control or discretion. During on-boarding, Compliance will inquire if the Access Person has direct or indirect influence, control, or discretion over the Managed Account. The Access Person will be required to provide information regarding the Managed Account in MCO at onboarding and annually thereafter. Compliance may also ask for supporting documentation from the third party discretionary manager to verify that the third party manager has discretion and that the Access Person does not have direct or indirect influence or control.

An Access Person or Family/Household member need not report holdings or transactions in accounts that can only hold Exempt Securities.

Annual Holdings Reports. All Access Persons must file an annual holdings report with the CCO by January 31 of each year (the “Annual Holdings Report”); such report includes the same information as the Initial Holdings Report, but as of December 31 of the just completed year. Employees shall review and submit their annual holdings report via MCO’s web-based Compliance Solutions site. A paper version of the Annual Holdings report is available on the Z drive should MCO’s website be unavailable.

Quarterly Transaction Report. No later than 30 days after the end of each calendar quarter, all Access Persons must file a Quarterly Transaction Report, listing the specific nature of all Reportable Securities transactions in the prior quarter. Employees shall review and submit their quarterly holdings report via MCO’s web-based Compliance Solutions site. A paper version of this form is available on the Z drive should Schwab/MCO’s website be unavailable.

Pre-clearance. Access Persons and Family/ Household members must receive pre-approval for all trades in Reportable Securities. Requests must be submitted via MCO’s web-based Compliance Solutions site. The approval is good for 3 business days. A paper version of the pre-clearance form is available on the Z drive should MCO’s website be unavailable. All trade information needs to be filed on the Quarterly Transaction Reports.

Access Persons or Family/ Household members who are clients are exempt from requesting pre-clearance for investments in WGI’s commingled funds. Access Person who are ‘knowledgeable employees’ are allowed to invest in WGI’s commingled funds.

Knowledgeable employees are employees who are considered to be in management positions and/or those who participate in investment activities.

In general, the following employees are considered knowledgeable employees:

•	partners,
•	any officer who performs a policy-making function,
•	any other person who performs a policy-making function,
•

Analysts that participate in the investment activities in connection with his or her regular functions or duties and has been performing such functions and duties for at least 12 months (previous employment may count towards this).

Restricted list. Access Persons may not be approved to trade any security on clients’ restricted list. Access Persons will not be approved to trade any security that is a WGI holding, in the investible universe of WGI’s strategies, on WGI’s watch list, or cryptocurrencies (either directly, or via mining, or indirectly, including but not limited to, through a security that invests or tracks any cryptocurrency).

Termination of Employment. If an Access Person is no longer an employee of WGI any investment in WGI’s commingled funds will need to be liquidated by the following month end after employment terminates.

WGI Holdings – Access Persons will not be approved to initiate new positions in any WGI holdings or on WGI’s watch list for any strategy. However, for those Access Persons who already own securities that WGI holds in clients’ portfolios, the following two restrictions will continue to apply:

1)	Access Persons will be required to sell their position if WGI sells same security in clients’ portfolio(s).
2)

Access Persons will have to own security until WGI sells that security. Access Persons will be allowed to sell after WGI has completed selling all shares in clients’ portfolios. Selling may commence once client sell is complete.

If an Access Person or a Family/Household member has discretion over an account and is gifted or inherits a reportable security which is held by any WGI account, or on WGI’s restricted or watch list, they will generally have 30 days to decide if they want to hold the security or sell. This is subject to approval by the Partners and CCO.

11 Day Blackout Period. No Access Person may purchase any Reportable Security within five (5) calendar days immediately before or after any client account at the Company trades that security, unless the Access Person had no actual knowledge that the Reportable Security was being considered for purchase or sale at that time.

30 Day Hold. No Access Person may sell a security within 30 calendar days of the settled purchase of same security. No Access Person may purchase within 30 calendar days of the settled sell of same security.

Personal Hardship. Access Persons may request an exemption to the trading restrictions if they face a personal hardship. A request must be in writing to the CCO. The CCO along with the Partners will determine if the exception can be granted.

Initial Public Offering (IPO) and Private Placements.  Access Persons are required to obtain approval from the CCO and Principal(s) prior to any investment in an IPO or a private company. An annual updated list of non-public securities or holdings must be submitted, and transactions in such securities must be reported.

Investment Clubs.  Access Persons and Family/Household members may belong to an investment club, but are not allowed to vote on investment decisions. All the usual rules of reporting, pre-clearance and blackouts shall apply to personal holdings and transactions through investment clubs.

Training.  All Access Persons undergo onboarding compliance training. During this training, Compliance will inquire if the Access Person has personal trading accounts. If the Access Person has Managed Accounts, Compliance will inquire if the Access Person has direct or indirect influence, control, or discretion over the Managed Account. The Access Person will be required to provide information regarding the Managed Account in MCO at onboarding and annually thereafter. Compliance may also ask for supporting documentation from the third party discretionary manager to verify that the third party manager has discretion and that the Access Person does not have direct or indirect influence or control. Access Persons are trained at least annually on personal trading policies as described in the Compliance Manual and COE. This includes, but is not limited to: a review of MCO’s web-based Compliance solutions site, review what constitutes a reportable security and MNPI training. MNPI training includes a review of the Company’s policy and procedures if an Access Person thinks they may have been exposed to material non-public insider information. All Access Persons MUST review any potential MNPI with the CCO immediately and are restricted from speaking to co-workers or PMs. The CCO will review and make a determination on whether the information is both material and non-public and may decide to restrict the stock until the information is public and/or ensure information is not shared by creating a Chinese wall.

Definitions:

“Access Persons” refers to every principal, officer, and employee of the Company.

“Beneficial Ownership” means any opportunity, directly or indirectly, to profit or share in the profit from any transaction in securities.

“Chief Compliance Officer” refers to Nina Mathur. The CCO may also refer to another person that they designate to perform the function of CCO when the CCO is not available. For purposes of reviewing the CCO’s own transactions, reports, and pre-clearance, the function will be performed by either the CEO or COO.

“Family/Household” members include:

•	Your spouse or domestic partner (unless they do not live in the same household as you and you do not contribute in any way to their support);
•	Your children under the age of 18;
•	Your children who are 18 or older (unless they do not live in the same household as you and you do not contribute in any way to their support);
•

Any of these people who live in your household: your stepchildren, grandchildren, parents, stepparents, grandparents, brothers, sisters, parents-in-law, sons-in-law, daughters-in-law, brothers-in-law and sisters-in-law, including adoptive relationships.

“Reportable Security” means anything that is considered a “security” under the Investment Company Act of 1940 or the Investment Advisers Act of 1940, including:

•	Common stock, preferred stock;
•	Options on securities, on indexes, on currencies;
•	Investments in limited partnerships; and
•	Investments in private funds and hedge funds

“Exempt Securities”. Employees are not required to pre-clear, nor required to report transactions or holdings in the following:

•	Money market instruments or funds;
•	Open-end mutual funds (other than mutual funds advised or sponsored by the Company);

•	Treasury bills, notes and bonds, CD’s; and
•	Purchases or sales of Reportable Securities pursuant to an automatic dividend reinvestment plan.
•	Transactions that are made in a managed account, where the account is managed by a third party and the Access Person does not have the control or ability to make decisions.
•	Any account that is only allowed to hold exempt securities.

If you have any questions or doubt about whether an investment is considered a security or a Reportable Security under this Code, ask the Chief Compliance Officer.

STATEMENTS OF POLICIES AND PROCEDURES

WITH RESPECT TO FLOW AND USE OF MATERIAL

NONPUBLIC (INSIDE) INFORMATION

Introduction

This is a Statement of Policies and Procedures with Respect to the Flow and Use of Material Nonpublic (Inside) Information (the “Statement”) of Westwood Global Investments LLC (the “Company”).

A reputation for integrity and high ethical standards in the conduct of the affairs of the Company is of paramount importance to us. To preserve this reputation, it is essential that all transactions in securities be effected in conformity with applicable securities laws.

This Statement has been adopted in response to the requirements of the Insider Trading and Securities Fraud Enforcement Act of 1988 (the “Act”). The Act was designed to enhance the enforcement of the securities laws, particularly in the area of insider trading, by (i) imposing severe penalties on persons who violate the laws by trading on material, nonpublic information and (ii) requiring broker-dealers and investment advisers to establish, maintain and enforce written policies and procedures reasonably designed to prevent the misuse of inside information. Personnel of the Company are required to comply with this Statement, as well as with the Company’s Code of Ethics (the “Code”).

Purpose and Applicability of Statement

The purpose of this Statement is to explain: (1) the general legal prohibitions regarding insider trading; (2) the meaning of the key concepts underlying the prohibition; (3) the sanctions for insider trading and expanded liability for controlling persons; and (4) the Company’s educational program regarding insider trading. This Statement applies to all officers, managers, directors and employees of the Company.

The Basic Insider Trading Prohibition

The Act does not define insider trading. However, in general, the “insider trading” doctrine under U.S. federal securities laws prohibits any person (including investment advisers) from knowingly or recklessly breaching a duty owed by that person by:

•	active trading while in possession of material, nonpublic information;
•	communicating (“tipping”) such information to others;

•	recommending the purchase or sale of securities on the basis of such information; or
•	providing substantial assistance to someone who is engaged in any of the above activities.

WGI will allow passive trading (client initiated trading) while in possession of MNPI. Examples of passive trading include investing client directed contributions or raising funds for client directed withdrawals. There may be instances where a security is excluded from a passive trade due to its underperformance or short term gains, for example, and not because of possible exposure to MNPI.

In addition, rules of the Securities and Exchange Commission (the “SEC”) prohibit an individual from trading while in possession of material, nonpublic information relating to a tender offer, whether or not trading involves a breach of duty, except for a company acting in compliance with appropriate “firewall” procedures.

No Fiduciary Duty to Use Inside Information. Although the Company has a fiduciary relationship with its clients, it has no legal obligation to trade or recommend trading on the basis of information its employees know to be “inside” information. In fact, such conduct could violate the federal securities laws.

Basic Concepts

Federal law prohibits knowingly or recklessly purchasing or selling directly or indirectly a security while in possession of material, nonpublic information or communicating (“tipping”) such information in connection with a purchase or sale. Insider trading restrictions arise only when information that is used for trading, recommending or tipping is Material. Information is considered Material if there is a substantial likelihood that a reasonable investor would consider it important in making his or her investment decisions, or if it could reasonably be expected to affect the price of a company’s securities. Nonpublic Information includes information that has not been disseminated to investors generally (e.g., through national business and financial news wire services, such as Dow Jones and Reuters; national news services, such as The Associated Press, The New York Times or The Wall Street Journal; board tapes; SEC reports; brokerage firm analysts’ reports that have been disseminated to the firm’s customers). Awareness by a Company employee of Material Nonpublic Information of an issuer will generally preclude the Company from trading on the securities of that issuer.

Sanctions and Liabilities

Insider trading violations may result in severe sanctions being imposed on the individual(s) involved and on the Company. These could involve SEC administrative sanctions, such as being barred from employment in the securities industry, SEC suits for disgorgement and civil penalties of, in the aggregate, up to three times profits gained or losses avoided by the trading, private damage suits brought by persons who traded in the market at about the same time as the person who traded on inside information, and criminal prosecution which could result in substantial fines and jail sentences. Even in the absence of legal action, violation of insider trading prohibitions or failure to comply with this Statement or the Code may result in termination of your employment and referral to the appropriate authorities.

NOTE: The insider trading doctrine is complex and, therefore, if you come into possession of material nonpublic information or have any questions as to whether information is material nonpublic information, you should immediately contact the Chief Compliance Officer for guidance.